

Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

March 24, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 23, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Arrival (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, with a nominal value of €0.10 per share

Warrants, each exercisable for one Ordinary Share at an exercise price

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

William Slattery